JAMES T. BORELLO & CO.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2019

ASSETS

Cash	$ 755,395
Commissions and concessions receivable	593,154
Prepaid expense	139,768
Furniture and equipment, at cost, net of $290,126 accumulated depreciation	39,910
Automobile, at cost, net of $188,737 accumulated depreciation	20,987
TOTAL ASSETS	$ 1,549,214

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Accrued expenses	$ 26,413
Commissions payable	134,684
Total Liabilities	161,097
SHAREHOLDER'S EQUITY	
Common stock, no par value; authorized 10,000 shares; issued and outstanding 1,000 shares	1,000
Additional paid-in capital	160,379
Retained earnings	1,226,738
Total Shareholder's Equity	1,388,117
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 1,549,214

The accompanying notes are an integral part of these financial statements.